EARLYBIRDCAPITAL, INC.
366 Madison Avenue | 8th Floor
New York, NY 10017

November 16, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz

Re:
Big Rock Partners Acquisition Corp. (the "Company")

Registration Statement on Form S-1

(File No. 333-220947) (the "Registration Statement")

Dear Ms. Ravitz:

In connection with the Registration Statement on Form S-1 of Big Rock Partners Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 12:00 P.M., Monday, November 20, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	CEO